AB INTERNATIONAL GROUP CORP.

August 21, 2020

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Ron Alper

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: AB International Group Corp.

Registration Statement on Form S-1

File No. 333-246252

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AB International Group Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on August 25, 2020, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

AB International Group Corp.

By:

/s/ Chiyuan Deng

Chiyuan Deng

Chief Executive Officer

48 Wall Street, Suite 1009, New York, NY 10005

- Phone: (852) 2622-2891